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VIA E-Mail
September 12, 2022
Alison M. Fumai, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

       Re:     Morgan Stanley ETF Trust
               Initial Registration Statement on Form N-1A
               File No. 811- 23820


Dear Ms. Fumai:
       On August 16, 2022, Morgan Stanley ETF Trust (   the Trust   ) filed an
initial registration
statement on Form N-1A under the Securities Act of 1933 (   Securities Act   )
and the Investment
Company Act of 1940 (   1940 Act   ). The filing registers shares of the
Calvert International
Responsible Index ETF, Calvert US Large-Cap Core Responsible Index ETF, Calvert US Large-
Cap Diversity, Equity and Inclusion Index ETF, Calvert US Mid-Cap Core Responsible Index
ETF (together, the    Responsible Index Funds   ), Calvert US Select Equity ETF
and Calvert Ultra
Short Investment Grade ETF (each a    Fund,    or collectively,    the Funds
).
       We have reviewed the filing and have the following comments. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, we note that portions of the
Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.
GENERAL COMMENTS RELATING TO EACH RESPONSIBLE INDEX FUND:


    1. Please disclose for each Responsible Index Fund a policy stating that the Fund will invest at least 80% of its assets in the type of investment suggested by its name (i.e., responsible, diversity, equity and inclusion) as discussed below under each applicable
       Fund. See Rule 35d-1(a)(2)(i) under the 1940 Act. Additionally, please elaborate on the
       meaning of    responsible    in the context of the Funds    names and
investment strategy.
 Alison M. Fumai, Esq.
September 12, 2022
Page 2

   2. Each Responsible Index Fund should more clearly explain and/or summarize in the summary prospectus the Calvert Principles for Responsible Investment (the Calvert
      Principles   ) and how those principles define    ESG    and the Fund   s
specific ESG area(s)
      of focus.

   3. Please summarize the criteria the applicable Index uses in determining what issuers are considered to have ESG characteristics, consistent with its chosen ESG definition/focus.
      The disclosure should include whether the index selects its components by reference to, for example: 1) ESG scores or data from a third-party rating organization; (2) a proprietary screen and the factors the screen applies; or (3) a combination of the above methods. Each Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on the Index?). Lastly, disclose (1) whether
      a fund   s ESG criteria are applied to every investment it makes, or only to some of its
      investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.


ADDITIONAL COMMENTS APPLICABLE TO EACH RESPONSIBLE INDEX ETF

   Principal Investment Strategies
   4. Please state whether the Underlying Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Underlying Index is concentrated. Please also add the corresponding risks of investments in such industry or group of industries to the Principal Risks section.

   5. Please provide a range of the number of companies in the applicable
Index.
   Principal Investment Risks
   6. Please order the risks to prioritize the risks that are most likely to adversely affect the
      Fund   s net asset value, yield and total return. Please note that after listing the most
      significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 -
      Improving Principal Risks Disclosure.

   7. Under Foreign Securities risk, please consider having a separate risk factor for Foreign
      Currency Transactions.

   8. Under Trading Risk, please disclose the consequence to buyers and sellers of Fund
      Shares trading at a premium or discount to NAV (i.e., that an investor may pay more for, or receive less than, the underlying value of the Shares). Please also disclose that, where
      all or a portion of the ETF   s underlying securities trade in a market
that is closed when
      the market in which the ETF   s shares are listed and trading in that
market is open, there
 Alison M. Fumai, Esq.
September 12, 2022
Page 3

      may be changes between the last quote from its closed foreign market and the value of
      such security during the ETF   s domestic trading day. In addition,
please note that this in
      turn could lead to differences between the market price of the ETF   s
shares and the
      underlying value of those shares.
CALVERT INTERNATIONAL RESPONSIBLE INDEX ETF
   Principal Investment Strategies (pages 4-7)
   9. Please disclose whether the Fund   s policy to invest at least 80% of its
net assets (plus any
      borrowings for investment purposes) in securities included in its underlying index may be changed without shareholder approval; if so, additionally disclose that shareholders
      would be notified upon 60 days    notice in writing of any changes.

   10. Inasmuch as the use of "Responsible" in the name of the Fund suggests investment in the securities of issuers with certain business practices with respect to the environment, social responsibility, and governance (ESG criteria), please include a names rule policy to invest at least 80% of its assets in the securities of international issuers that satisfy ESG criteria. See Rule 35d-1(a)(2)(i) under the 1940 Act. Please disclose such a policy for the
       Fund and also add specific criteria to the Fund   s Principal Investment
Strategies section
       regarding the Fund   s ESG criteria for purposes of its names rule
policy. See Rule 35d-
       1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.

   11. Please clarify if and how the Calvert Principles apply to this Fund   s
investment strategy.
       For example, see disclosure for Calvert Large-Cap Responsible Index ETF that states the
       Index is composed of the common stocks of large companies that operate their businesses in a manner consistent with the Calvert Principles.

   12. Please describe the specific criteria the Fund uses to determine that an investment is economically tied to Europe or other non-US and non-European developed markets, and describe the extent to which it will invest in such companies.


CALVERT US LARGE-CAP CORE RESPONSIBLE INDEX ETF

   Principal Investment Strategies (pages 9-10)

   13. Since the use of "US Large-Cap Core Responsible" in the name of the Fund suggests investment in the securities of U.S. large-cap companies with certain business practices with respect to the environment, social responsibility, and governance (ESG criteria), please include a names rule policy to invest at least 80% of its assets in the securities of large-cap U.S. companies that satisfy ESG criteria. See Rule 35d-1(a)(2)(i) under the
       1940 Act. Please disclose such a policy for the Fund and also add specific criteria to the
 Alison M. Fumai, Esq.
September 12, 2022
Page 4

       Funds Principal Investment Strategies section regarding the Funds ESG criteria for purposes of its names rule policy. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.

       Additionally, please describe the specific criteria the fund uses to determine that an investment is economically tied to the U.S.
CALVERT US LARGE-CAP DIVERSITY, EQUITY AND INCLUSION INDEX ETF
Principal Investment Strategies (pages 9-10)
   14. Since the use of "US Large-Cap Diversity, Equity and Inclusion" in the name of the Fund suggests investment in the securities of U.S. large-cap companies with certain business practices with respect to the diversity, equity, and inclusion (DEI criteria), please include a names rule policy to invest at least 80% of its assets in the securities of large-cap U.S.
       companies that satisfy DEI criteria. See Rule 35d-1(a)(2)(i) under the 1940 Act. Please disclose such a policy for the Fund and also add specific criteria to
the Fund   s Principal
       Investment Strategies section regarding the Fund   s DEI criteria for
purposes of its names
       rule policy. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.

       Additionally, please describe the specific criteria the Fund uses to determine that an investment is economically tied to the U.S.

   15. Please explain how the Index measures criteria relating to leadership in having a diverse workforce and an equal and inclusive work culture, or demonstrate significant improvement in diversity practices.
Principal Investment Risks (page 16)
   16. We note that the Responsible Investing risk disclosure is the same as the risk disclosure for the other "Responsible" funds. However, this fund is focused specifically on diversity, equity and inclusion criteria. Please revise this disclosure so that it is tailored to the fund's investment focus.


CALVERT US MID-CAP CORE RESPONSIBLE INDEX ETF
Principal Investment Strategies (pages 19-20)
   17. Since the use of "US Mid-Cap Core Responsible" in the name of the Fund suggests investment in the securities of U.S. mid-cap companies with certain business practices with respect to the environment, social responsibility, and governance (ESG criteria), please include a names rule policy to invest at least 80% of its assets in the securities of mid-cap U.S. companies that satisfy ESG criteria. See Rule 35d-1(a)(2)(i) under the 1940
 Alison M. Fumai, Esq.
September 12, 2022
Page 5

       Act. Please disclose such a policy for the Fund and also add specific
criteria to the Fund   s
       Principal Investment Strategies section regarding the Fund   s ESG
criteria for purposes of
       its names rule policy. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of specific criteria used by the Fund to select investments pursuant to its names rule policy.
       Additionally, please describe the specific criteria the Fund uses to determine that an investment is economically tied to the U.S.
DETAILS OF THE FUNDS
Related Performance Information of Composite and Index (page 27)
   18. Please explain how this performance presentation is consistent with existing no-action letters on the use of prior performance. Please be specific on which letters the fund is relying on.

   19. Please confirm that Composite Performance is presented net of all actual fees and expenses on the accounts, including sales loads.

   20. Please confirm to us that each Fund that Composite Performance has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16)
       under the Investment Advisers Act of 1940.

   21. Please disclose the name of the affiliate of the Adviser that manages the composite.
       Explain to us how the affiliate is related to the Adviser, and what overlap there is of individuals involved in portfolio management of the Adviser and the affiliate. Does the
       Adviser and this affiliate have in common virtually all of their investment professionals?

   22. Is the Composite comprised solely of the related mutual fund that currently exists, or does it include other funds? Please clarify.

   23. Does the composite include all accounts managed by the affiliate of the Adviser that have substantially similar investment objectives, policies, and investment strategies as the fund? If not, explain to us which accounts are excluded, and why.

   24. Confirm to us in correspondence the name of the portfolio manager that was responsible for managing the Composite. If accurate, disclose that this one portfolio manager is solely responsible for managing all accounts in the Composite. If not, please explain whether the fund's portfolio manager is primarily responsible for both the fund's performance and the Account's performance.

       In your response: (1) explain how the fact that the current fund has multiple portfolio managers, while certain funds in the composite may have only one portfolio manager,
 Alison M. Fumai, Esq.
September 12, 2022
Page 6

       factors in your analysis; and (2) discuss the role of other individuals, if any, in making day to day investment decisions for the accounts of the Composite.

   25. Please disclose whether the portfolio manager has ultimate decision making authority at the affiliate of the Adviser, and will the portfolio manager have ultimate authority for this
       Fund?

   26. If applicable, the prior performance information should include disclosure that the
       Accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result.
CALVERT US SELECT EQUITY ETF
Principal Investment Strategies (pages 3-4)
   27. Please explain what types of "economic activities" address global, environmental or societal challenges that relate to areas such as environmental sustainability and resource efficiency, diversity, equity and inclusion, respect for human rights, product responsibility, human capital management and accountable governance and transparent operations, or are leaders in managing financially material environmental or social risks and opportunities, such as carbon emission management and diversity, equity and inclusion.

   28. Please more clearly explain and/or summarize in the summary prospectus the "Calvert
       Principles" and how those principles define    ESG    and their specific
ESG area(s) of
       focus.

   29. Please explain (1) whether a fund   s ESG criteria are applied to every
investment it
       makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors, and explain any non-ESG factors considered in evaluating investments for the Fund.

   30. Inasmuch as the Fund is not an index fund, to what would the Adviser underweight a security?

   31. Please indicate whether individual securities may have carbon footprints that are substantially higher than the Russell 1000.

   32. Please explain how diversity levels are measured. Please explain whether the fund relies solely on the weighted average of the fund vs the Russell 1000, or whether there are standards for individual companies to be included in the portfolio.

   33. Please disclose that for purposes of the Fund's Rule 35d-1 policy, derivatives will be valued at market value.
 Alison M. Fumai, Esq.
September 12, 2022
Page 7



CALVERT ULTRA-SHORT INVESTMENT GRADE ETF

Principal Investment Strategies (pages 3-4)

   34. Please disclose that during periods when the Fund's average duration is longer than one year, it may not achieve its investment objective.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Techniques

   35. Under "Investment Strategies and Techniques," the disclosure states
The Trust reserves
       the right to permit or require a    cash    option for creations and
redemptions of Shares
       (subject to applicable legal requirements)." If creation units are purchased or redeemed primarily with cash, please disclose in the prospectus that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. These costs could be imposed on the Fund, and to the extent they are not offset by a transaction
       fee payable by an authorized participant, could decrease the Fund   s
net asset value.

   36. Please disclose whether funds that follow either a sampling or replication strategy will be investing in High Social Impact Investments. If applicable to funds that follow a replication strategy, please indicate how High Social Impact Investments are consistent with such a strategy, inasmuch as they are not included in the Index.

Acceptance of Creation Orders

   37. Please delete the statement that the Fund reserves the right to reject a creation order for
       "any reason." In adopting rule 6c-11, the Commission stated its belief
that    an ETF
       generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the
ETF   s portfolio
       holdings are traded are closed for a limited period of time.    See
Exchange-Traded
       Funds,    Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the
       Commission further noted that    [i]f a suspension of creations impairs
the arbitrage
       mechanism, it could lead to significant deviation between what retail investors pay (or
       receive) in the secondary market and the ETF   s approximate NAV. Such a
result would
       run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would
       be inconsistent with rule 6c-11.    See    Exchange-Traded Funds,
Release No. 33-10695,
       at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances,
       ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to
the Commission   s
 Alison M. Fumai, Esq.
September 12, 2022
Page 8

       position to the extent the rejection of orders would effectively result in the suspension of creations.

PART C

   38. Please include the Funds    Index Licensing Agreement as an exhibit.


                                             *******


        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, please provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Should you have any questions about this letter prior to filing an amendment, please feel free to contact me at (202) 297-3811 or rosenbergmi@sec.gov.

                                                                  Sincerely,

                                                               /s/ Michael
Rosenberg

                                                                  Michael
Rosenberg

Attorney-Advisor

cc: Thankam Varghese, Branch Chief